Public ASML 2022 Fourth-Quarter and Full-Year results Veldhoven, the Netherlands January 25, 2023 ASML reports €21.2 billion net sales and €5.6 billion net income in 2022 Despite challenging environment, continued strong sales growth expected in 2023 Exhibit 99.2

Public Page 2January 25, 2023 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Public Page 3January 25, 2023 Investor key messages

Public Page 4January 25, 2023 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • Based on different market scenarios1 as presented during our Investor Day in November 2022, we modeled an opportunity to reach annual revenue in 2025 between approximately €30 billion and €40 billion, with a gross margin between approximately 54% and 56% and in 2030 an annual revenue between approximately €44 billion and €60 billion, with a gross margin between approximately 56% and 60% • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand • We are continuously striving to improve our performance on ESG Sustainability and are upgrading our ESG Sustainability strategy to accelerate progress • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks 1 based on third party research and our assumptions

Public Page 5January 25, 2023 Business summary

Public Page 6January 25, 2023 2022 - Highlights ASML achieved a sales growth of 14%, reflecting the continued strong global demand for our products: • Net sales grew to €21.2 billion at 50.5% gross margin • Net income at €5.6 billion resulted in an EPS of €14.14 EUV lithography: • EUV system sales grew 12% to €7.0 billion, recognized 40 systems and shipped 54 • All five EUV customers have placed High-NA orders DUV lithography: • DUV system sales grew 13% to €7.7 billion, as part of our continued capacity ramp • Shipped new models on both ArF immersion (NXT:2100i) and dry (NXT:870) systems Applications: • Our Metrology & Inspection systems sales grew 28% to €660 million • Shipped our new eScan 460, eP5 XLE and eP6 e-beam systems Installed Base1: • Our Installed Base business grew 16% to €5.7 billion providing our customers services and upgrade capabilities Capital return: • Returned €7.2 billion to shareholders through dividends and share buybacks 1 Installed Base Management equals our net service and field option sales

Public Page 7January 25, 2023 1 Installed Base Management equals our net service and field option sales 2 Income from operations as a percentage of Total net sales 3 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted. Q4 results summary • Net sales of €6.4 billion, net system sales of €4.7 billion, Installed Base Management1 sales of €1.7 billion • Gross margin of 51.5% • Operating margin2 of 33.0% • Net income as a percentage of net sales of 28.2% • Earnings per share (basic) of €4.60 • Net bookings3 of €6.3 billion ◦ including EUV bookings of €3.4 billion

Public Page 8January 25, 2023 Net system sales breakdown (Quarterly) Q4’22 Net system sales €4,748 million Q3’22 Net system sales €4,255 million

Public Page 9January 25, 2023 2022 Net system sales €15,430 million 2021 Net system sales €13,653 million Net system sales breakdown (Yearly)

Public Page 10January 25, 2023 Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use

Public Page 11January 25, 2023 Net systems bookings activity by End-use Q4’22 net system sales value €6,316 million Q3’22 net system sales value €8,920 million Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.

Public Page 12January 25, 2023 • ASML intends to declare a total dividend for the year 2022 of €5.80 per ordinary share. An interim dividend of €1.37 per ordinary share will be made payable on February 15, 2023 • Recognizing this (third) interim dividend and the two interim dividends of €1.37 per ordinary share paid in 2022, this leads to a final dividend proposal to the General Meeting of €1.69 per ordinary share • In Q4 2022 we purchased around 0.6 million shares for a total amount of around €300 million Capital return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend Interim dividend Proposed final dividend Interim dividend (to be paid)

Public Page 13January 25, 2023 Outlook

Public Page 14January 25, 2023 Outlook Q1 • Net sales between €6.1 billion and €6.5 billion, including ◦ Installed Base Management1 sales of around €1.5 billion • Gross margin between 49% and 50% • R&D costs of around €965 million • SG&A costs of around €285 million 2023 • Expected net sales growth of more than 25% with a slight improvement in gross margin, relative to 2022 • Estimated annualized effective tax rate between 15% and 16% 1 Installed Base Management equals our net service and field option sales

Public Page 15January 25, 2023 Financial Statements

Consolidated statements of operations € million

Year on Year

	2018	2019	2020	2021	2022
Net sales	10,944	11,820	13,979	18,611	21,173
Gross profit	5,029	5,280	6,798	9,809	10,700
Gross margin %	46.0	44.7	48.6	52.7	50.5
Other income [1]	—	—	—	214	—
R&D costs	(1,576)	(1,968)	(2,201)	(2,547)	(3,254)
SG&A costs	(488)	(521)	(545)	(726)	(946)
Income from operations	2,965	2,791	4,051	6,750	6,501
Operating income as a % of net sales	27.1	23.6	29.0	36.3	30.7
Net income	2,592	2,592	3,554	5,883	5,624
Net income as a % of net sales	23.7	21.9	25.4	31.6	26.6
Earnings per share (basic) €	6.10	6.16	8.49	14.36	14.14
Earnings per share (diluted) €	6.08	6.15	8.48	14.34	14.13
Lithography systems sold (units) [2]	224	229	258	309	345
Net bookings [3]	8,181	11,740	11,292	26,240	30,674

1 Other income includes the gain on the sale of Berliner Glas subsidiaries
2 Lithography systems do not include metrology and inspection systems
3 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.. Our 2018 and 2019 systems net bookings include 1 EUV and 1 DUV order shipped to our collaborative Research Center (Imec). These systems were not recognized in revenue.

ASML January 25, 2023

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

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Public Page 17January 25, 2023 Consolidated statements of operations € million Quarter on Quarter Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Net sales 4,986 3,534 5,431 5,778 6,430 Gross profit 2,701 1,731 2,665 2,994 3,311 Gross margin % 54.2 49.0 49.1 51.8 51.5 Other income 1 214 — — — — R&D costs (681) (739) (789) (819) (906) SG&A costs (203) (208) (222) (236) (280) Income from operations 2,031 784 1,653 1,939 2,125 Operating income as a % of net sales 40.7 22.2 30.4 33.5 33.0 Net income 1,774 695 1,411 1,701 1,817 Net income as a % of net sales 35.6 19.7 26.0 29.4 28.2 Earnings per share (basic) € 4.39 1.73 3.54 4.29 4.60 Earnings per share (diluted) € 4.38 1.73 3.54 4.29 4.60 Lithography systems sold (units) 2 82 62 91 86 106 Net bookings 3 7,050 6,977 8,461 8,920 6,316 1 Other income includes the gain on the sale of Berliner Glas subsidiaries 2 Lithography systems do not include metrology and inspection systems 3 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 18January 25, 2023 2018 2019 2020 2021 2022 Cash and cash equivalents, beginning of period 2,259 3,121 3,532 6,049 6,952 Net cash provided by (used in) operating activities 3,073 3,276 4,628 10,847 8,487 Net cash provided by (used in) investing activities (492) (1,158) (1,352) (72) (1,029) Net cash provided by (used in) financing activities (1,724) (1,712) (753) (9,892) (7,138) Effect of changes in exchange rates on cash 5 5 (5) 20 (4) Net increase (decrease) in cash and cash equivalents 862 411 2,517 903 316 Cash and cash equivalents, end of period 3,121 3,532 6,049 6,952 7,268 Short-term investments 913 1,186 1,302 638 108 Cash and cash equivalents and short-term investments 4,034 4,718 7,351 7,590 7,376 Purchases of property, plant and equipment and intangible assets (610) (885) (1,001) (940) (1,319) Free cash flow 1 2,463 2,391 3,627 9,906 7,168 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. Consolidated statements of cash flows € million Year on Year

Public Page 19January 25, 2023 Consolidated statements of cash flows € million Quarter on Quarter Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Cash and cash equivalents, beginning of period 4,319 6,952 4,324 4,097 3,153 Net cash provided by (used in) operating activities 6,417 (586) 2,553 1,170 5,351 Net cash provided by (used in) investing activities (476) (12) (144) (509) (364) Net cash provided by (used in) financing activities (3,327) (2,030) (2,638) (1,613) (859) Effect of changes in exchange rates on cash 19 — 1 8 (13) Net increase (decrease) in cash and cash equivalents 2,633 (2,628) (228) (944) 4,115 Cash and cash equivalents, end of period 6,952 4,324 4,097 3,153 7,268 Short-term investments 638 399 305 210 108 Cash and cash equivalents and short-term investments 7,590 4,723 4,402 3,363 7,376 Purchases of property, plant and equipment and intangible assets (291) (252) (238) (364) (466) Free cash flow 1 6,126 (838) 2,315 805 4,885 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 20January 25, 2023 Assets 2018 2019 2020 2021 2022 Cash & cash equivalents and short-term investments 4,034 4,718 7,352 7,590 7,376 Net accounts receivable and finance receivables 2,384 2,773 3,421 4,597 6,680 Contract assets 96 231 119 165 132 Inventories, net 3,440 3,809 4,569 5,179 7,200 Loan receivable1 — — — 124 364 Other assets 1,579 1,673 1,753 1,886 2,383 Tax assets 316 624 739 1,141 1,706 Equity method investments 916 833 821 893 924 Goodwill 4,541 4,541 4,629 4,556 4,556 Other intangible assets 1,104 1,105 1,049 952 842 Property, plant and equipment 1,589 1,999 2,470 2,983 3,944 Right-of-use assets 138 324 345 165 193 Total assets 20,137 22,630 27,267 30,231 36,300 Liabilities and shareholders' equity Current liabilities 3,792 4,694 6,604 12,298 17,983 Non-current liabilities 4,704 5,344 6,798 7,792 9,506 Shareholders' equity 11,641 12,592 13,865 10,141 8,811 Total liabilities and shareholders' equity 20,137 22,630 27,267 30,231 36,300 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. 1. Loan receivable for 2021 was previously reported as part of Other assets Consolidated balance sheets € million Year on Year

Public Page 21January 25, 2023 Consolidated balance sheets € million Quarter on Quarter Assets Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Cash & cash equivalents and short-term investments 7,590 4,723 4,402 3,363 7,376 Net accounts receivable and finance receivables 4,597 4,954 6,610 7,414 6,680 Contract assets 165 371 270 277 132 Inventories, net 5,179 6,074 6,367 6,884 7,200 Loan receivable 124 124 124 364 364 Other assets 1,886 2,278 2,282 2,403 2,383 Tax assets 1,141 1,953 1,899 1,905 1,706 Equity method investments 893 940 961 999 924 Goodwill 4,556 4,556 4,556 4,556 4,556 Other intangible assets 952 923 896 870 842 Property, plant and equipment 2,983 3,159 3,358 3,562 3,944 Right-of-use assets 165 177 188 207 193 Total assets 30,231 30,232 31,913 32,804 36,300 Liabilities and shareholders' equity Current liabilities 12,298 13,613 14,637 15,669 17,983 Non-current liabilities 7,792 7,809 9,627 9,180 9,506 Shareholders' equity 10,141 8,810 7,649 7,955 8,811 Total liabilities and shareholders' equity 30,231 30,232 31,913 32,804 36,300 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 22January 25, 2023 This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in semiconductor end markets and technology industry and business environment trends, statements with respect to demand and capacity, plans to increase capacity and capacity goals, outlook, backlog, bookings and orders, expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for Q1 and full year 2023, expected shipments in 2023 including expected shipments of EUV and DUV systems, expected growth in EUV, non-EUV and IBM sales in 2023, statements made at our 2022 Investor Day including revenue and gross margin opportunity for 2025 and 2030, statements with respect to fast shipments including estimates of amounts of deferred revenue not yet recognized and expected timing of recognition of such deferred revenue for fast shipments, including deferred revenue from fast shipments in 2022 expected to be recognized in 2023, expected customer demand trends including expected rebound in second half of the year, statements about the market and macroeconomic trends including global megatrends, long-term growth opportunity, statements with respect to the geopolitical situation and export control policy and restrictions, statements with respect to capital allocation policy including plans to return significant amounts of cash thought growing dividends and buybacks and statements with respect to the Q4 interim and final 2022 dividend and statements with respect to share buyback programs, aim to improve ESG sustainability KPIs and upgrade ESG sustainability strategy and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, trends in the semi-conductor industry, the impact of general economic conditions including the impact of the current macroeconomic uncertainty in the market and in consumer confidence, inflation, rising interest rates, geopolitical developments, the risk of a recession, demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financ ial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, the timing of recognition of deferred revenue from fast shipments and impact on our results, the impact of the gas shortage on us and our suppliers, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us including the impact of the recently updated US export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs, our ability to meet ESG goals and improve ESG KPIs and upgrade ESG strategy and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements

Appendix

Reconciliation Normalized Revenue (as included in the Interview with Peter Wennink and related Video Transcript)

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY 2022
Total Net Sales	€3.5 billion	€5.4 billion	€5.8 billion	€6.4 billion	€21.2 billion
Net Deferred Revenue[1] from Fast Shipment[2]	€1.4 billion	€0.3 billion	€0.2 billion	€1.0 billion	€2.8 billion
Normalized Revenue[3]	€4.9 billion	€5.7 billion	€6.0 billion	€7.4 billion	€24.0 billion

[1] Net Deferred Revenue: Net delayed revenue recognition into subsequent quarters due to Fast Shipments shipped in the relevant quarter or year

[2] Fast Shipment: A fast shipment process skips some of the testing in our factory. Final testing and formal acceptance then takes place at the customer site. This leads to a deferral of revenue recognition for those shipments until formal customer acceptance but does provide our customers with earlier access to wafer output capacity

[3] Normalized Revenue, which is a non-GAAP measure, is defined as Total Net Sales plus Net Deferred Revenue from Fast Shipments, see US GAAP Consolidated Financial Statements (as published on www.asml.com)

ASML January 25, 2023

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